OPINION OF WEDNESDAY G. SHIPP
The Procter & Gamble Company
Legal Division
1 Procter & Gamble Plaza, Cincinnati, Ohio 45202-3315

October 30, 2025
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

Gentlemen/Mesdames:

This opinion is rendered for use in connection with the Post-Effective Amendment No. 1 to Registration Statement 333-234131 with respect to the Rollover Shares (as defined below) authorized for issuance under The Procter & Gamble 2025 Stock and Incentive Compensation Plan (the “2025 Plan”).

On October 14, 2025 (the “Approval Date”), the Company’s shareholders approved the 2025 Plan. Pursuant to the terms of the 2025 Plan, no future awards will be granted under The Procter & Gamble 2019 Stock and Incentive Compensation Plan (the "2019 Plan"), or any other prior plan, as of the Approval Date and the following will be issuable under the 2025 Plan: (i) any shares of Common Stock remaining available for awards under the 2019 Plan, and (ii) except in certain circumstances set forth in the 2025 Plan, any shares of Common Stock related to outstanding awards under the 2019 Plan that are terminated by expiration, forfeiture, cancellation or otherwise without the issuance of shares; are settled in cash in lieu of shares; or are exchanged with the Compensation and Leadership Development Committee's permission, prior to the issuance of shares, for an award not involving Common Stock (clauses (ii) and (iii) together, “Rollover Shares”).

As Counsel for the Company, I have examined and I am familiar with originals or copies, certified or otherwise, identified to my satisfaction, of such statutes, documents, corporate records, certificates of public officials and other instruments as I have deemed necessary for the purpose of this opinion including the Amended Articles of Incorporation, Regulations and By-Laws of the Company, the Registered Plans, the records of proceedings of the shareholders and directors of the Company and such other instruments which I consider pertinent.

Upon the basis of the foregoing, I am of the opinion that the Rollover Shares that may be issued pursuant to the 2025 Plan have been duly authorized, and that when issued, delivered, and paid for in accordance with the 2025 Plan and after the filing of this Post-Effective Amendment with the Securities and Exchange Commission, the Rollover Shares will be validly and legally issued and will be fully paid and non-assessable.

I am a member of the Bar of the State of Ohio. I express no opinion as to the laws of any jurisdiction other than the laws of the State of Ohio.

I hereby consent to the filing of this opinion as Exhibit (5) to the Post-Effective Amendment and to the reference to my name in the Post-Effective Amendment, without admitting that I am an “expert” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Post-Effective Amendment, including this exhibit.

The opinion set forth herein is expressed solely for the benefit of the addressee hereof and may not be relied upon by any other person or entity without my prior written consent.

Very truly yours,

/s/ Wednesday G. Shipp

Wednesday G. Shipp